Form N-8F

I. GENERAL IDENTIFYING INFORMATION

1.	Reason fund is applying to deregister (check only one; for
descriptions, see Instruction 1 above):

[X]	Merger

[ ]	Liquidation

[ ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development
Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund:  The Harvest Funds

3. Securities and Exchange Commission File No.:  811-09211

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]	Initial Application	[ ]	Amendment

5.	Address of Principal Executive Office (include No. & Street,
City, State, Zip Code):

112 Ballymeade Drive
Wilmington, DE 19810

6.	Name, address and telephone number of individual the
Commission staff should contact with any questions regarding this form:

Brian S. Vargo, Esq.
Pepper Hamilton LLP
3000 Two Logan Square, 18th and Arch Sts.
Philadelphia, PA 19103
(215) 981-4529

7.	Name, address and telephone number of individual or entity
responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17
CFR 270.31a-1, .31a-2]:

Calvert Administrative Services Company
4550 Montgomery Avenue, Suite 1000
N Bethesda, Md 20814
(301) 951-4881

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X]	Management company;

[ ]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X]	Open-end		[ ]	Closed-end

10. State law under which the fund was organized or formed
(e.g., Delaware, Massachusetts):

	Delaware

11.	Provide the name and address of each investment adviser of
the fund (including sub-advisers) during the last five years even if the fund's contracts with those advisers have been terminated:

Investment Adviser:
RISA Investment Advisers, LLC
225 South 15th Street, Suite 930
Philadelphia, Pennsylvania 19102

Sub-investment adviser:
African Harvest Asset Managers (Proprietary) Limited
African Harvest House, Second Floor
Boundary Terrace
#1 Mariendahl Lane
Newlands, 7700, South Africa


12.	Provide the name and address of each principal underwriter
of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

BOE Securities, Inc.
225 South 15th Street, Suite 928
Philadelphia, PA 19102

13. If the fund is a unit investment trust ("UIT") provide: N/A

(a)	Depositor's name(s) and address(es):

(b)	Trustee's name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a
vehicle for investment in the fund (e.g., an insurance company separate account)

[ ]  Yes	[X]  No

If Yes, for each UIT state:
Name(s):
File No.:
Business Address:

15.	(a)	Did the fund obtain approval from the board of
directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]  Yes   [ ]  No

If Yes, state the date on which the board vote took place:
 February 6, 2001

If No, explain:

(b)	Did the fund obtain approval from the shareholders
concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]  Yes   [ ]  No

If Yes, state the date on which the shareholder vote took place:
  March 28, 2001

If No, explain:


II.	DISTRIBUTIONS TO SHAREHOLDERS

16.	Has the fund distributed any assets to its shareholders in
connection with the Merger or Liquidation?

[X]  Yes		[ ]  No

(a)	If Yes, list the date(s) on which the fund made those
distributions:  March 29, 2001

(b)	Were the distributions made on the basis of net assets?

[X]  Yes		[ ]  No

(c)	Were the distributions made pro rata based on share
ownership?

[X]  Yes		[ ]  No

(d)	If No to (b) or (c) above, describe the method of
distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

The merger was effected through an exchange of shares on the basis of net assets and made pro rata based on share ownership.

(e)	Liquidations only:
Were any distributions to shareholders made in kind?

[ ]  Yes		[ ]  No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:
Has the fund issued senior securities?

[ ]  Yes		[ ]  No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's
shareholders?

[X]  Yes		[ ]  No

If No,
(a)	How many shareholders does the fund have as of the date
this form is filed?

(b)	Describe the relationship of each remaining shareholder
to the fund:

19.	Are there any shareholders who have not yet received
distributions in complete liquidation of their interests?

[ ]  Yes		[X]  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	ASSETS AND LIABILITIES

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

[ ]  Yes		[X]  No

If Yes,
(a)	Describe the type and amount of each asset retained by
the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[ ]  Yes		[ ]  No

21.	Does the fund have any outstanding debts (other than face-
amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ]  Yes		[X]  No

If Yes,
(a)	Describe the type and amount of each debt or other
liability:

(b)	How does the fund intend to pay these outstanding debts
or other liabilities?


IV.	INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.	(a)	List the expenses incurred in connection with the
Merger or Liquidation:

(i) Legal expenses:  $19,500

(ii) Accounting expenses:  $0.00

(iii) Other expenses (list and identify separately):

IRS:        $0.00
CUSIP:      $0.00
Blue Sky:   $270 for termination fee

(iv) Total expenses (sum of lines (i)-(iii) above):  $19,770

(b) How were those expenses allocated?

Per share on a pro rata basis.

(c)	Who paid those expenses?

Shareholders of the Fund and the Calvert South Africa
Fund, the surviving fund, paid, pro rata expenses incurred in connection with the reorganization.

(d) How did the fund pay for unamortized expenses (if any)?

N/A

23.	Has the fund previously filed  an application for an order
of the Commission regarding the Merger or Liquidation?

[ ]  Yes		[X]  No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	CONCLUSION OF FUND BUSINESS

24.	Is the fund a party to any litigation or administrative
proceeding?

[ ]  Yes		[X]  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any
business activities other than those necessary for winding up its affairs?

[ ]  Yes		[X]  No

If Yes, describe the nature and extent of those activities:

VI.	MERGERS ONLY

26.	(a)	State the name of the fund surviving the Merger:

	Calvert South Africa Fund of the Calvert Impact Fund, Inc.

(b) State the Investment Company Act file number of the fund surviving the Merger:

811-10045

(c)	If the merger or reorganization agreement has been
filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Form of Reorganization Agreement was included as an exhibit to the fund's proxy statement.

SEC FILE NUMBER: 333-52292
Form Type:	N14/A
Date Filed:	February 22, 2001

(d)	If the merger or reorganization agreement has not been
filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

	The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment
Company Act of 1940 on behalf of The Harvest Funds, (ii) he is the Treasurer of The Harvest Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/Denis Westley
Dennis Westley
Treasurer